Exhibit 99.1

Global IT Giant HP and EHGO Join Forces to Explore New Horizons in Office Solutions

Shanghai, June 30, 2025 — Eshallgo Inc ("Eshallgo" or the "Company", NASDAQ: EHGO), a leading office integrator, distributor, and service provider in China, today announced that its subsidiary, Shanghai Eshallgo Enterprise Development (Group) Co., Ltd. ("Eshallgo Group"), has entered into a cooperation framework agreement on HP Smart Printing Services with Beijing Puyunte Technology Co., Ltd. ("Puyunte"). This collaboration marks the official launch of a strategic partnership between solution partners and collaborators of China Hewlett-Packard Co., Ltd. (“HP China”), a global IT leader, and EHGO in the Chinese printing service sector. The two parties will collaborate to develop innovative office solutions, aiming to more than double EHGO's performance in the relevant market segments.

Solidifying a Strong Partnership: A New Chapter of Collaboration

As a seasoned player in the office equipment industry, Eshallgo has long been a key strategic partner of HP in the Chinese market, thanks to its deep industry expertise and exceptional service quality. Its wholly-owned subsidiary, Shanghai Lixin Office Equipment Co., Ltd., has focused on the printer and copier market for many years. With a professional sales team and a comprehensive service system, it has consistently ranked among HP China's top-tier gold-level resellers, agents, and service providers. Together, they have earned the trust of numerous customers with high-quality products and services, creating a successful and mutually beneficial industry story.

HP's Innovative Empowerment: Distinctive Service Advantages

Upholding the philosophy of "In China, For China," HP continues to innovate and upgrade its products to meet the unique needs of the Chinese market, maintaining a strong presence in the region. At the heart of this collaboration is HP Smart Printing Services, a cost-effective solution offered by HP designed to deliver several key advantages: brand-new original HP equipment, automatic delivery of original HP consumables, on-site services by HP's certified engineers, centralized device management that enables real-time monitoring of device status and consumable levels, transparent intelligent billing, and significantly reduced printing costs.

Strategic Partnership to Drive Scalable Office Solutions

Through the strategic collaboration with Puyunte, a leading provider of enterprise printing services and HP’s primary partner in China, Puyunte will deliver a comprehensive suite of managed printing solutions to EHGO, including equipment installation, consumable supply, and maintenance support.

By leveraging Puyunte’s operational scale and technical expertise, this partnership empowers EHGO to deliver its customers greater printing efficiency, enhanced service reliability, and more cost-effective access to the HP Smart Printing Service platform. The flexible service packages, which feature discounted hardware, reduced service fees, and annual free-printing quotas, are expected to significantly boost customer retention and acquisition across EHGO’s office services segment.

This collaboration strengthens EHGO’s value proposition in the enterprise market and is expected to serve as a key driver of growth, margin expansion, and recurring revenue streams in the coming quarters.

Pilot-Led Rollout to Accelerate Scalable Growth

This collaboration represents a strategic milestone for EHGO. The two companies will launch a pilot program for the HP Smart Printing Service in Guangdong Province, with plans to gradually expand the offering across EHGO’s national branch network.

This phased rollout underscores EHGO’s commitment to innovation, operational excellence, and customer-centric service delivery. By integrating HP’s intelligent printing solutions, EHGO is positioned to modernize its office service offerings, strengthen customer loyalty, and support sustainable, recurring revenue growth.

The partnership reinforces EHGO’s strategic vision of building a comprehensive and scalable platform for next-generation enterprise services— accelerating business transformation and enhancing long-term shareholder value.

About Beijing Puyunte Technology Co., Ltd.

Puteyun serves as the main partner of HP China for promoting the HP Smart Printing Service in China, which is a cost-effective solution offered by HP via Puteyun. Furthermore, Puteyun is HP’s primary collaborator responsible for helping to market, support, and expand this smart printing service across China.

About Eshallgo Inc

Eshallgo Inc is one of China's leading office solution providers with a global perspective. The company focuses on two market segments: the sales and leasing of office supplies, as well as after-sales maintenance and repair services. With a wide-ranging presence across 20 provinces in China, its mission is to become an all-in-one office integrator and service provider, offering competitive comprehensive office solutions and services, expanding into service markets beyond office equipment, and continuously creating maximum value for customers. For more information, please visit the company's official website at http://ir.eshallgo.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Tony Sklar

SW Investor Relations

ir@eshallgo.com